UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or 12(g)
of the Securities Exchange Act of 1934

CORPORATE CAPITAL TRUST, INC.

(Exact name of Registrant as specified in its charter)

Maryland		27-2857503
(State or Other Jurisdiction of Incorporation or Organization)		(I.R.S. Employer Identification No.)
CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801 (Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (866) 745-3797

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of the Registrant’s Securities to be Registered

Corporate Capital Trust, Inc., a Maryland corporation (the “Company,” “Registrant,” “we,” “us” or “our”) was formed under the laws of the state of Maryland on June 9, 2010. The shares of common stock, par value $0.001 per share (“Common Stock”), of the Company were previously registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2011. In connection with the proposed listing of our Common Stock on the New York Stock Exchange (the “Listing”), our Common Stock will be registered pursuant to Section 12(b) of the Exchange Act.

In connection with the Listing, at the 2017 annual meeting of the Company’s shareholders (the “Annual Meeting”), we sought and received shareholder approval of certain changes to our existing charter that will be reflected in our third amended and restated articles of incorporation (the “Amended and Restated Charter”). A form of the Amended and Restated Charter that reflects the changes that were approved at the Annual Meeting is attached hereto as Exhibit 2.1. The Amended and Restated Charter will become effective upon its filing with the State Department of Assessments and Taxation of Maryland, which will occur at or immediately after the Listing. On November 3, 2017, our board of directors approved our Third Amended and Restated Bylaws (the “Amended and Restated Bylaws”) to be effective upon the Listing. A form of the Amended and Restated Bylaws is attached hereto as Exhibit 2.2. On November 3, 2017, our board of directors also approved a form of our Second Amended and Restated Distribution Reinvestment Plan (the “Amended and Restated DRP”), which will become effective upon the later of the Listing and November 23, 2017. A form of the Amended and Restated DRP is attached hereto as Exhibit 2.3. The summary below reflects the provisions of the Amended and Restated Charter, the Amended and Restated Bylaws and the Amended and Restated DRP and is qualified in its entirety by the more detailed information contained in such documents, as well as to the Maryland General Corporation Law (the “MGCL”), all of which govern the rights of our shareholders.

Our Amended and Restated Charter authorizes us to issue up to 1,000,000,000 shares of capital stock. A majority of our board of directors, without any action by our shareholders, may amend our Amended and Restated Charter to increase or decrease the aggregate number of shares of stock or the number of shares of capital stock of any class or series that we have authority to issue.

Our Amended and Restated Charter contains a provision permitting our board of directors to authorize the issuance from time to time of shares of capital stock of the Company of any class or series or securities or rights convertible into capital stock of any class or series for such consideration as our board of directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Amended and Restated Charter or the Amended and Restated Bylaws. Our Amended and Restated Charter also contains a provision permitting our board of directors to classify or reclassify any unissued shares of the capital stock of the Company in one or more classes or series, including, without limitation, preferred stock, by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such shares of capital stock. We believe that the power to classify or reclassify unissued shares of capital stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and investments and in meeting other needs that might arise.

Common Stock

Under the terms of our Amended and Restated Charter and the MGCL, all shares of our Common Stock have equal rights as to voting. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, shares of our Common Stock have no preemptive, exchange, conversion, redemption or appraisal rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our Common Stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, the holders of our Common Stock possess exclusive voting power. There is no cumulative voting.

Preferred Stock

Under the terms of our Amended and Restated Charter, our board of directors is authorized to classify or reclassify any unissued shares of our capital stock into one or more classes or series, including preferred stock. The board of directors has discretion to determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of each class or series of preferred stock.

Preferred stock may be issued with rights and preferences that would adversely affect the holders of Common Stock. Preferred stock may also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”). The 1940 Act requires, among other things, that (1) immediately after issuance of preferred stock and before any distribution is made with respect to our Common Stock and before any purchase of Common Stock is made, the aggregate involuntary liquidation preference of such preferred stock together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

We currently have no preferred stock authorized, issued or outstanding. Our board of directors has no present plans to authorize or issue shares of preferred stock, but it may do so at any time in the future without shareholder approval.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our Amended and Restated Charter and Amended and Restated Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Board of Directors

Our Amended and Restated Charter provides that the number of directors will be four, and may be increased or decreased by our board of directors in accordance with our Amended and Restated Bylaws but may not be less than the minimum number required by the MGCL. Our Amended and Restated Bylaws provide that there shall be no more than 11 directors. Our Amended and Restated Charter also provides that the board of directors shall be divided into three classes, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of Shareholders. Generally, at each annual meeting of shareholders, the successors to the class of directors whose term expires at such meeting shall be elected for a term ending at the third annual meeting of shareholders following his or her election and until their successors are duly elected and qualify or until his or her or earlier resignation, removal from office, death or incapacity. Directors may be elected to an unlimited number of successive terms.

Our Amended and Restated Bylaws provide that a director shall be elected only if such director receives the affirmative vote of a majority of the total votes cast for and against such nominee at a meeting of shareholders duly called and at which a quorum is present. However, directors shall be elected by a plurality of votes cast at a meeting of shareholders duly called and at which a quorum is for which (i) the secretary of the Company receives notice that a shareholder has nominated an individual for election as a director in compliance with the requirements of advance notice of shareholder nominees for directors set forth in our Amended and Restated Bylaws and (ii) such nomination has not been withdrawn by such shareholder on or before the close of business on the 10th day before the date of filing of the definitive proxy statement of the Company with the SEC and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting.

Except as may be provided by our board of directors in setting the terms of any class or series of capital stock, pursuant to an election in our Amended and Restated Charter as permitted by the MGCL, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Pursuant to our Amended and Restated Charter, subject to the rights of holders of one or more classes or series of capital stock to remove one or more directors, any director or the entire board of directors may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least two-thirds of the shares of Common Stock entitled to vote generally in the election of directors. Pursuant to our Amended and Restated Bylaws, any director may resign at any time by delivering his or her resignation to the board of directors, the chairman of the board or the secretary, which such resignation shall take effect immediately upon its receipt or at such later time specified in the resignation.

We currently have a total of five members on our board of directors, three of whom are independent directors. A director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the 1940 Act. Our Amended and Restated Charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Shareholders

The MGCL provides that shareholder action can be taken only at an annual or special meeting of shareholders or by unanimous consent in lieu of a meeting (unless the charter permits the consent in lieu of a meeting to be less than unanimous, which our Amended and Restated Charter does not). These provisions, combined with the requirements of our Amended and Restated Bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our Amended and Restated Bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to our board of directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of our board of directors or (c) by a shareholder who was a shareholder of record at the record date set by the board of directors for the meeting, at the time of giving notice and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting on each individual so nominated or on such other business and who has complied with the advance notice procedures of the Amended and Restated Bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (x) by our board of directors or (y) provided that our board of directors has determined that directors will be elected at the meeting, by a shareholder who was a shareholder of record at the record date set by the board of directors for the meeting, at the time of giving notice and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting on each individual so nominated and who has complied with the advance notice provisions of the Amended and Restated Bylaws.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Amended and Restated Bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Calling of Special Meetings of Shareholders

Our Amended and Restated Bylaws provide that special meetings of shareholders may be called by a majority of our entire board of directors and certain of our officers. In addition, our Amended and Restated Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert into another form of entity, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of its shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Amended and Restated Charter provides that, subject to certain exceptions discussed below, any such action shall be effective and valid if declared advisable and approved by our board of directors, and approved by a majority of the votes entitled to be cast at a meeting of shareholders at which a quorum is present. All shares of all classes of capital stock shall vote together as a single class provided that: (a) as to any matter with respect to which a separate vote of any class is required by the 1940 Act or any orders issued thereunder, or by the MGCL, such requirement as to a separate vote by that class shall apply in lieu of a general vote of all classes; (b) in the event that separate voting requirements apply with respect to one or more classes, then subject to subparagraph (c), the shares of all other classes not entitled to a separate vote shall vote together as a single class; and (c) as to any matter which in the judgment of our board of directors (which judgment shall be conclusive) does not affect the interest of a particular class, such class shall not be entitled to any vote and only the holders of shares of the one or more affected classes shall be entitled to vote.

Notwithstanding the foregoing, under our Amended and Restated Charter, the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter shall be required to effect any amendment to our Amended and Restated Charter to make our Common Stock a “redeemable security” or convert us, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act).

Our Amended and Restated Charter and Amended and Restated Bylaws provide that our board of directors has the exclusive power to alter, amend or repeal any provision of our Amended and Restated Bylaws and make new bylaws.

No Appraisal Rights

In certain extraordinary transactions, the MGCL provides the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. As permitted by the MGCL, our Amended and Restated Charter provides that shareholders will not be entitled to exercise appraisal rights.

Distribution Policy

Subject to our board of directors’ discretion and applicable legal restrictions, we currently intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a quarterly basis. From time to time, we may also pay special interim distributions in the form of cash or shares of our Common Stock in the discretion of our board of directors.

During certain periods, our distributions may exceed our earnings. As a result, it is possible that a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from our investment activities. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our shareholders.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from KKR Credit Advisors (US) LLC, which will serve as our sole investment adviser upon the Listing. We have not established limits on the amount of funds we may use from available sources to make distributions. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

Pursuant to the Amended and Restated DRP, we will reinvest all cash distributions declared by our board of directors on behalf of shareholders who participate in the plan (the “Participants”). With respect to each cash distribution pursuant to the Amended and Restated DRP, we reserve the right to either issue new shares of our common stock or purchase such shares in the open market. Unless we, in our sole discretion, otherwise direct the plan administrator, (A) if the market price per share is equal to or greater than the net asset value per share, then we will issue shares of our common stock at the greater of (i) net asset value per share and (ii) 95% of the market price per share; and (B) if the market price per share is less than the net asset value per share, then, in our sole discretion, (i) shares of our common stock will be purchased in open market transactions for the accounts of Participants to the extent practicable, or (ii) we will issue shares of our common stock at net asset value per share. Pursuant to the terms of the Amended and Restated DRP, the number of shares of our common stock to be issued to a Participant will be determined by dividing the total dollar amount of the cash distribution payable to a Participant by the price per share at which we issue such shares. However, shares purchased in open market transactions by the plan administrator will be allocated to a Participant based on the average purchase price, excluding any brokerage charges or other charges, of all shares of our common stock purchased in the open market.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite shareholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right to repurchase control shares is subject to certain conditions and limitations, including, in our case, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of shareholders at which the voting rights of the shares are considered and not approved is held, as of the date of such meeting. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (b) to acquisitions approved or exempted by our Amended and Restated Charter or Amended and Restated Bylaws. Our Amended and Restated Bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our Amended and Restated Bylaws to be subject to the Control Share Acquisition Act only if our board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Shareholder Liability

Under Maryland law, our shareholders are generally not liable for our debts or obligations.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. We refer to these provisions as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested shareholder under this statute if the board of directors approved in advance the transaction by which he, she or it otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested shareholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the corporation’s common shareholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested shareholder becomes an interested shareholder. Our board of directors may adopt a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by our board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of the Maryland General Corporation Law

The MGCL provides that a Maryland corporation that is registered under the Exchange Act and has at least three independent directors can elect by resolution of the board of directors to be subject to certain corporate governance provisions. Under the applicable statute, a board of directors may classify itself without the vote of shareholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, a board of directors may also, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of shareholders will be called only at the request of shareholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

In addition, if a board of directors is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of shareholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without shareholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute, and have granted our board of directors the right to fill all vacancies on the board of directors pursuant to this provision. In addition, through provisions in our charter and bylaws unrelated to provisions of the MGCL discussed above, we already: (i) have a classified board of directors; (ii) require a two-thirds vote (with cause) for the removal of any director; (iii) vest in the board of directors the exclusive power to fix the number of directorships; and (iv) require, unless called by our board of directors or certain of our officers, the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting.

Conflict with the 1940 Act

Our Amended and Restated Bylaws provide that, if and to the extent that any provision of the MGCL, including Subtitle 6 and, if then applicable, Subtitle 7, of Title 3 of the MGCL, or any provision of the Amended and Restated Charter or Amended and Restated Bylaws conflicts with any mandatory provision of the 1940 Act, then the applicable provision of the 1940 Act shall control.

Item 2.	Exhibits

	2.1	Form of Third Amended and Restated Articles of Incorporation

	2.2	Form of Third Amended and Restated Bylaws

	2.3	Form of Second Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on November 9, 2017)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 9, 2017

CORPORATE CAPITAL TRUST, INC. a Maryland corporation

By:	/s/ Chirag J. Bhavsar
	Name:	Chirag J. Bhavsar
	Title:	Chief Financial Officer